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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Nine Months Ended November 1, 2003 and November 2, 2002
and for the Five Years Ended February 1, 2003

(Millions of Dollars)

	Nine Months Ended		Fiscal Year Ended
	Nov. 1, 2003	Nov. 2, 2002	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings	$1,009	$966	$1,654	$1,368	$1,264	$1,144	$935
Income taxes	613	597	1,022	839	789	725	577

Total earnings	1,622	1,563	2,676	2,207	2,053	1,869	1,512

Fixed charges:
Interest expense	440	453	614	519	467	482	465
Interest portion of rental expense	61	48	81	68	77	69	63

Total fixed charges	501	501	695	587	544	551	528

Less:
Capitalized interest	(7)	(10)	(13)	(33)	(31)	(16)	(16)

Fixed charges in earnings	494	491	682	554	513	535	512

Earnings available for fixed charges	$2,116	$2,054	$3,358	$2,761	$2,566	$2,404	$2,024

Ratio of earnings to fixed charges	4.23	4.10	4.83	4.70	4.71	4.36	3.83

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$501	$502	$695	$587	$544	$551	$528
Dividends on preferred stock (pre-tax basis)	—	—	—	—	—	29	32

Total fixed charges and preferred stock dividends	501	502	695	587	544	580	560

Earnings available for fixed charges and preferred stock dividends	$2,116	$2,054	$3,358	$2,761	$2,566	$2,404	$2,024

Ratio of earnings to fixed charges and preferred stock dividends	4.23	4.10	4.83	4.70	4.71	4.15	3.61

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  Exhibit 12
Computations of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Fixed Charges and Preferred Stock Dividends